THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2007 and the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008.

This MD&A is prepared as of November 15, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies and legislation, geopolitical and economic uncertainty, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those stated herein. For additional risk factors please refer to the Company's latest Annual Information Form, filed on SEDAR (www.sedar.com).

1.2        Overview

Continental is focused on developing mineral projects in the People's Republic of China ("PRC").

Continental owns 100% of Highland Mining Inc. ("Highland"), the parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a wholly foreign owned enterprise ("WFOE") that holds 100% of the Xietongmen property in the Tibet Autonomous Region, PRC. The Xietongmen property consists of two exploration licenses, totaling approximately 122 square kilometers. Exploration on the property by Continental since 2005 has resulted in the discovery of two copper-gold deposits.

The Xietongmen deposit was discovered in 2005. A comprehensive program began in 2006 to collect the necessary information for a feasibility study, and environmental and socio-economic impact assessments ("ESIA"), for an operation based on the Xietongmen deposit. The feasibility study was completed in mid 2007. Eight reports required prior to the mining license application were also completed. The final report, on reclamation, was approved in the second quarter of 2008.

The Newtongmen deposit, located approximately three kilometers northwest of the Xietongmen deposit, was discovered in 2006. A first-phase of definition drilling was carried out in 2007, indicating strong continuity to the copper-gold mineralization. The deposit is also open to further expansion.

Project work in 2008 has been focused on the Xietongmen deposit, and includes geotechnical drilling, further hydrological studies, basic engineering, finalizing the international-standard ESIA report and compiling a mining license application. The ESIA report and mining license application are expected to be completed in the first quarter of 2009.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

In August 2008, the Company announced that it had engaged Standard Bank Plc, the principal international investment banking subsidiary of the Standard Bank Group Limited, jointly with the Industrial and Commercial Bank of China as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had approximately $23 million cash on hand at the end of September 2008.

1.2.1      Property Agreements

Property Acquisition

During 2005 and 2006, the Company earned a 60% interest in the shares of Highland by making option payments totaling US$2 million and completing US$11.3 million of exploration expenditures.

In December 2006, the Company completed a merger of Great China Mining Inc. with the Company. Consequently, Continental now holds 100% of Highland, which in turn holds 100% of Tian Yuan, which itself holds the exploration licenses comprising the Xietongmen property.

Concurrent with the completion of the merger, the Company also acquired three other properties (subsequently combined into one exploration license), totaling 109 square kilometers surrounding the original property, through the payment of US$3.25 million and the issuance of 1.5 million units (each unit consisting of one share and one warrant of the Company). Continental now holds 100% of Highland, which holds 100% of Tian Yuan, which in turn holds all the exploration licenses comprising the Xietongmen property.

1.2.2      Framework Agreement for Financing and Mine Services

In 2007, Continental entered into a framework agreement (the "Agreement") with Jinchuan Group Ltd. ("Jinchuan") for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen project. Jinchuan is a leading Chinese corporation engaged in engineering, manufacturing, construction, mining, processing and smelting of nickel, copper and other metals.

Pursuant to the Agreement, Jinchuan agreed, among other things, to purchase 10,000,000 units (the "Units") of the Company, at a price of $1.80 per Unit, for gross proceeds to Continental of $18,000,000. Each Unit consisted of one common share in the capital of Continental and 0.8 common share purchase warrant. In November 2007, Jinchuan exercised these warrants in their entirety at a price of $2.25 per share for net proceeds to the Company of $18 million.

Jinchuan has also agreed to provide other key support to the Xietongmen Project, including assistance in arranging up to 60% of the required capital financing for the development of a mine in the form of debt; contributing 30% of required capital financing (net of any equity subscriptions) for the Xietongmen Project in the form of debt and/or equity; and providing other support to the Project, including assistance with design engineering, training, maintenance and other technical aspects, as well as sales of mineral products.

The parties have entered into a life-of-mine concentrate off-take arrangement in connection with a future mine at Xietongmen.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3      Property Activities

Xietongmen Deposit

Engineering

Continental has retained the Beijing General Research Institute of Mining and Metallurgy ("BGRIMM") as the Chinese design institute and Ausenco Limited (“Ausenco”) to work with international consulting firms Golder Associates Ltd (“Golder”) and Leighton Asia Limited (“Leighton”) and its own in-house engineering team to complete basic engineering and costing work for the Project. This is similar to the approach taken for the Feasibility Study in 2007, and is required under legislation in China.

During the third quarter of 2008, the Company’s engineering team completed the basic engineering plan and initiated work with the design institute and external consultants. BGRIMM and Ausenco will work on the process design and general site layout work; Golder will undertake the tailings, waste rock and water management designs and Leighton is responsible for the mining plan and mine design work.

The Company’s engineering team also held a workshop with BGRIMM, Golder and Leighton in Beijing in October to determine the key design criteria to be used for the mine, tailings and waste management, and water management design work for the basic engineering.

Additional trade-off studies were completed during the quarter, which included a review of tailings transportation plans and the feasibility of producing a pyrite concentrate.

Wardrop Engineering continued work on updating capital and operating costs estimates from the feasibility study. Work completed includes feasibility study flow sheet update, revised design work, piping and instrumentation diagrams, quantity take-offs and capital and operating cost compilation.

Environmental and Socio-economic

A major activity during 2008 has been advancement of the draft ESIA report. The report incorporates extensive baseline data collection and design for mine site infrastructure and monitoring programs. It also considers community input into impact assessment and mitigation plans. A final draft is under review and the report is scheduled for completion in the first quarter of 2009.

Baseline environmental programs, including hydrology (flood and base flows) and air quality monitoring, are ongoing at site.

A debris flow study to measure stream bed movement and sediment loads was initiated during the 2008 rainy season (second and third quarters) to provide information for engineering water management and diversion structures. This work involved the manual installation and management of nine separate debris flow monitoring stations. Environmental support was provided to the geotechnical drilling program.

Community consultation programs continued with a focus on the debris flow, hydrology and drilling activities and construction of greenhouses for Wujian village. Community youth scholarships for post secondary education were awarded in the third quarter. Twenty-one post secondary scholarships were awarded.

Construction of the demonstration house was completed, and it is currently being reviewed by the various community groups.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4      Market Trends

Copper prices

The average price in 2008 to mid-November was US$3.34/lb, compared to an average price of US$3.22/lb in 2007. Copper prices have been under pressure as a result of the current economic environment. Over the past six weeks, copper prices have ranged from a high of $2.88/lb on October 1 to $1.65/lb on November 14, 2008, and averaged $2.06/lb during that period.

Precious metals prices

Precious metals prices have been increasing, overall, for more than three years. Gold prices dropped below $800/oz for a two-week period in early September, and again since mid October. As global economic and other market conditions are uncertain, gold prices are expected to remain strong. Gold prices averaged $781/oz during the six-week period ending November 14, 2008, ranging from a high of $903/oz on October 8, 2008, to $747/oz on November 14, 2008.

1.3        Selected Annual Information

Not required in interim MD&A.

1.4        Results of Operations

Loss for the quarter increased to $6,054,758 in the quarter ended September 30, 2008 from $4,701,099 in the preceding quarter, and decreased from $6,311,749 in the same quarter ended September 30, 2007. The increase from the preceding quarter was primarily due to increased engineering activities in the current quarter in comparison with the preceding quarter. The decrease from the same quarter ended September 30, 2007 was due to the decrease in drilling activities in 2008 compared with 2007. The total net loss was primarily comprised of exploration expenditures of $3,377,978 (2007 – $4,308,073) and administrative expenses of $2,676,780 (2007 – $2,003,676)

The exploration expenditures during the quarter of $3,377,978 (2007 – $4,308,073) included costs for exploration of $3,335,212 (2007 – $4,282,568) and stock-based compensation of $42,766 (2007 – $25,505). The main exploration expenditures during the period were $2,010,873 for engineering (2007 – $1,245,639), $261,835 for environmental (2007 – $274,167), $61,499 for geological (2007 – $282,261), $287,758 for site activities (2007 – $108,490), $484,849 for socioeconomic (2007 – $566,403), and $94,402 for transportation (2007 – $78,077).

The main administrative costs during the quarter were for salaries, insurance, office and administration, and legal, accounting and audit fees. Salaries, office and administration costs decreased to $711,340 compared to $1,018,418 in 2007. Included in the total administrative costs was stock-based compensation expense of $287,751, compared to $683,855 in 2007. The decrease in stock-based compensation expense in 2008 is primarily due to certain stock options being granted in the second quarter of 2007 versus none having been granted in the same quarter of 2008.

Interest income decreased to $149,570 in the third quarter 2008, compared to $257,628 in 2007. This was due to lower cash on hand.

The foreign exchange loss recorded in the third quarter 2008 was related to the Chinese currency denominated future income tax liabilities. The Canadian dollar has declined against the Chinese renminbi (colloquially, the "yuan") since the beginning of 2008. The exchange rate for the Canadian dollar against the Chinese yuan has

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

decreased from 1 Canadian dollar to 7.39 Chinese yuan on December 31, 2007 to 6.86 Chinese yuan on September 30, 2008.

1.5        Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except loss per share amounts. Small differences are due to rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2008	2008	2008	2007	2007	2007	2007	2006	2006

Current assets	$22,761	$26,854	$30,338	$33,920	$20,222	$26,710	$32,218	$2,830	$4,735
Other assets	119,539	118,456	118,954	117,836	118,473	116,374	115,120	113,271	2,451
Total assets	142,300	145,310	149,292	151,756	138,695	143,084	147,338	116,101	7,186

Current liabilities	3,105	1,800	2,015	3,249	2,057	1,803	1,778	16,694	12,819
Other long-term liabilities	30,480	29,256	29,022	26,501	26,959	27,237	29,114	28,684	–
Shareholders' equity	108,715	114,254	118,255	122,006	109,679	114,044	116,446	70,723	(5,633)
Total shareholders' equity and
liabilities	142,300	145,310	149,292	151,756	138,695	143,084	147,338	116,101	7,186

Working capital (deficit)	19,656	25,054	28,323	30,671	18,165	24,907	30,440	(13,863)	(8,084)

Expenses:
Conference and travel	247	263	190	481	451	424	156	194	303
Exploration	3,335	1,895	1,531	5,628	4,283	3,837	2,423	4,799	6,985
Foreign exchange loss (gain)	1,235	353	2,203	(97)	(209)	(1,760)	78	286	(50)
Insurance	31	37	40	37	38	45	45	41	38
Interest expense	–	–	–	45	–	4	260	705	211
Interest income	(150)	(119)	(342)	(191)	(258)	(317)	(93)	(19)	(14)
Legal, accounting and audit	159	213	167	115	156	198	66	249	228
Loss on extinguishment of
promissory note	–	–	–	–	–	–	475	–	–
Office and administration	774	879	766	(341)	1,018	766	638	1,208	347
Project investigation	9	8	–	–	–	–	–	–	–
Shareholder communications	60	82	55	163	88	72	66	69	79
Stock-based compensation	331	1,064	327	409	710	939	483	1,064	751
Trust and filing	24	26	30	10	35	17	42	75	19
Loss before taxes	$6,055	$4,701	$4,967	$6,259	$6,312	$4,225	$4,639	$8,671	$8,897
Business income taxes	–	–	–	–	–	–	–	(500)	500
Loss for the period	$6,055	$4,701	$4,967	$6,259	$6,312	$4,225	$4,639	$8,171	$9,397

Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.04)	$(0.05)	$(0.05)	$(0.04)	$(0.05)	$(0.14)	$(0.18)

Weighted average number of
common shares outstanding (in
thousands)	129,053	129,053	129,053	123,689	120,802	120,790	101,129	59,808	53,028

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6        Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $20 million as at September 30, 2008, compared to $25 million at June 30, 2008 and working capital of $18 million as at September 30, 2007. The change in working capital compared to June 30, 2008 is due to the exploration and administrative expenditures incurred in the third quarter of 2008.

Management believes the Company has sufficient capital resources to complete its planned objectives for the current year.

1.7        Capital Resources

In February 2007, the Company entered into a framework agreement with Jinchuan for equity financing, capital financing, concentrate off-take and other mine building support for Xietongmen project. Specifically, Jinchuan has agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required project capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity.

The Company has engaged Standard Bank Plc, jointly with the Industrial and Commercial Bank of China, as Underwriters and Mandated Lead Arrangers for the project finance debt facility for the development of the Xietongmen Project. The engagement is subject to due diligence and conditions precedent applicable to finance facilities of this type.

The Company had no material commitments for capital expenditures as of September 30, 2008. The Company has no other lines of credit or sources of financing which have been arranged but are as yet unused.

The ability of the Company to carry out its long range strategic objectives in future years depends on its ability to raise financing from lenders, shareholders and other investors.

During the year, the Company signed a lease agreement for an office space in Beijing with a two-year lease term ending June 30, 2010. The Company also has a lease agreement for its offices in Tibet with a lease term ending December 31, 2008. The obligations, in Canadian dollar equivalent, remaining under these leases are as follows:

	Beijing	Tibet	Total
2008	53,353	3,936	57,289
2009	213,412	–	213,412
2010	106,706	–	106,706
Total	373,471	3,936	377,407

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8        Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the audited annual financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At September 30, 2008, the conversion rate was $5.39 per Taseko Share. These arrangements are more fully described in the notes to the audited consolidated financial statements.

1.9        Transactions with Related Parties

Details of transactions with related parties during the year ended September 30, 2008, are presented in note 8 of the unaudited interim consolidated financial statements.

1.10      Fourth Quarter

Not required for this MD&A.

1.11      Proposed Transactions

There are no material transactions requiring disclosure under this section.

1.12      Critical Accounting Estimates

Not applicable; the Company is a venture issuer.

1.13      Changes in Accounting Policies including Initial Adoption

Refer to note 3 of the unaudited interim consolidated financial statements.

1.14      Financial Instruments and Other Instruments

Refer to note 7 of the unaudited interim consolidated financial statements.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15      Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1    Additional Disclosure for Venture Issuers without Significant Revenue

(a)      capitalized or expensed exploration and development costs;

                    The required disclosure is presented in the Consolidated Schedule of Exploration Expenses.

(b)      expensed research and development costs;

                    Not applicable.

(c)      deferred development costs;

                    Not applicable.

(d)      general and administration expenses; and

                    The required disclosure is presented in the Consolidated Statements of Operations.

(e)      any material costs, whether capitalized, deferred or expensed, not referred to in (a)through (d);

                    None.

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at November 15, 2008, the date of this MD&A.

	Expiry date	Exercise	Number	Number
		price
Common shares				129,053,041

Share purchase options	December 15, 2008	$ 2.10	40,000
	December 21, 2008	$ 1.21	136,607
	February 27, 2009	$ 1.61	50,000
	April 30, 2009	$ 2.01	1,242,500
	November 30, 2009	$ 1.61	250,000
	September 30, 2010	$ 1.68	138,000
	February 28, 2011	$ 1.61	2,800,000
	February 28, 2011	$ 1.68	350,000
	May 2, 2011	$ 1.32	4,428,000
	October 1, 2011	$ 0.79	400,000
	February 29, 2012	$ 2.01	1,200,000
				11,035,107

Warrants
	December 15, 2008	$ 1.59	1,000,000
	February 14, 2009	$ 1.59	500,000
				1,500,000

CONTINENTAL MINERALS CORPORATION
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3    Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the nine months ended September 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the nine months ended September 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its last evaluation.